Mail Stop 4561

March 7, 2007

Jon H. Peterson
Chief Financial Officer
Merisel, Inc.
127 W. 30<sup>th</sup> Street, 5<sup>th</sup> Floor
New York, NY  10001
(212) 594-4800

      **Re:     Merisel, Inc. (File No. 000-17156)**
               **Form 10-K for the Fiscal Year Ended December 31, 2005**
               **Form 10-Q for the Quarterly Period Ended September 30, 2006**

Dear Mr. Peterson,

     We have reviewed the above referenced filings and your response letters dated January 16, 2007 and February 22, 2007, and we have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 4. Intangibles

1.     We note your response to comment number 2 in your letter dated February 22, 2007. Indicate how you evaluated the risks associated with your business as disclosed in your Risk Factors when concluding that "ColorEdge will contribute positive cash flows to the Company indefinitely." Some of the risks that appear to cause some uncertainty with that prediction are that your "products and

services are subject to rapid technological change and rapid obsolescence" and that your market "is highly fragmented, with national and regional participants" and there is "lower barriers to entry."   The Risk Factors that discuss your products and competitors within your Form 10-K identify numerous reasons and concerns that an indefinite life may not be appropriate.  Your response highlights that your standing in the industry is based on superior technology.  Would your customers continue to use your service if another competitor developed a more advanced technology along with better turnaround time?  Are there other reasons for customers to utilize your services that are independent of your superior technology?  Your response to comment number 3 in your letter dated January 16, 2007 states that you have been "in the graphic service business for over 40 years." Indicate whether you have serviced the same customers over that time period while providing similar services and whether you have a dominate position in a region or in a certain industry.  In addition, explain why you only assigned a nominal amount to technology in your purchase price allocation while your responses and your disclosures refer to technology on several occasions.

Note 8. Income Taxes

2.      We note your response to comment number 3 in your letter dated February 22, 2007.  Based on the evidence provided, it appears that you are able to support the determination that it is more likely than not that your deferred tax assets will be realized as of December 31, 2005.  Specifically, we note your adjusted pro forma taxable income from continuing operations in 2005 and on a two-year cumulative basis and a history of increasing pre-tax income generated by your acquired businesses.  As such, provide further support for the stronger weight given to the evidence to support that is more likely than not that your deferred tax assets will not be realized.  Tell us your conclusion regarding whether you will establish a full valuation allowance as of December 31, 2006.

*     *     *     *     *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

   You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

         Sincerely,


         Stephen Krikorian
         Accounting Branch Chief